SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated November 9, 2012.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

Document 1

For Immediate Release	November 9, 2012

SONDE RESOURCES CORP. ANNOUNCES THIRD QUARTER 2012
FINANCIAL , OPERATING RESULTS AND NORTH AFRICA UPDATE

CALGARY, ALBERTA--(Marketwire – November 9, 2012) - Sonde Resources Corp. ("Sonde" or the "Corporation") (TSX: SOQ) (NYSE MKT LLC: SOQ) announces the release of its financial and operating results and management's discussion and analysis and financial statements for the third quarter ended September 30, 2012. These reports can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Shareholders have the ability to receive a hard copy of Sonde's complete third quarter financial statements free of charge upon request.

Western Canada

Operations

Western Canada production averaged 2,155 boe/day (68% natural gas). September production rates were diminished by approximately 5% due to required biennial plant maintenance at the Drumheller 9-9 battery. At Michichi, Sonde has completed tie-in of its third short-radius horizontal well, the 5-16-31-17W4; however, start-up of this well was delayed for a short period due to the need for a coiled tubing clean out to remove excess frac sand from the well. In the Mannville “I” pool, Sonde has converted a previously suspended well to a water source well in preparation for expanding the waterflood, and is preparing for a high-rate test of this well in early November in an attempt to demonstrate that sufficient water will be available for this purpose.

Exploration

Sonde has completed an extended test of its previously announced 4-19-67-26W5 Montney well at Ante Creek North. This test confirmed the previously announced short-term production data, with high water cuts (~95%) throughout the production period. The well is capable of approximately 120 boe/d hydrocarbon production, but provides insufficient production to support the required pipeline and processing infrastructure on its own. If Sonde can prove an extension to this pool with follow-up drilling, the 4-19 can be tied-in as part of a future development plan and has subsequently been suspended awaiting future drilling results.

Sonde’s recently-announced workover success on a Wabamun well NW Alberta has continued to produce better-than-expected results, with current daily rates of approximately 150 boe/day, and high producing pressure indicating the well is capable of better performance when facilities can be optimized. Sonde is very encouraged by these results and is preparing plans for three horizontal well locations, and has submitted a permit application for an initial horizontal step-out well, which Sonde anticipates receiving in the coming month.

North Africa – Joint Oil Block

Management met with representatives of Joint Oil and its shareholders the week of October 8 in Tunisia.  Due to the status of the unitization agreements and the Gulf of Gabes inert and acid gas initiatives undertaken with Joint Oil and potential partners, Sonde formally requested that the three well exploration obligation be deferred into the second phase of the exploration period. The second phase of the exploration period expires in December 2015. With an extension, Sonde anticipates that continued progress on both the unitization agreements and the inert and acid gas initiatives will allow the Company to obtain a drilling rig on a staged basis and continue to seek financing through a partnering process.

In addition, Sonde presented the exploration potential of the Joint Oil Block and discussed the history of activities, beginning with the drilling of the Zarat North – 1 one appraisal well, 513 sq. km. of 3-D seismic, review of the plan of development, implications of the Gulf of Gabes inert and acid gas consortium and the status of unitization. Sonde is encouraged by the positive tone of the ongoing dialogue with Joint Oil.  While no assurance can be provided and while Sonde has reserved its rights in this regard, Sonde believes a basis may exist for a mutually acceptable extension of the three well exploration obligation. Sonde continues to make progress on defining the Zarat Field and area unit development plan allowing Sonde to advance its ongoing financing efforts.

Going concern

Sonde's consolidated financial statements have been prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of September 30, 2012, the Company has positive cash flow from operations of $2.2 million and had an accumulated deficit of $251.7 million. Despite an extensive effort, Sonde has thus far been unable to obtain financing or find other arrangements on acceptable terms for the Joint Oil Block. Sonde is continuing its efforts to secure alternate financing. This uncertainty of securing alternate financing and being able to meet its three well exploratory commitment without a deferral of the obligation into the second exploration phase, casts significant doubt on Sonde’s ability to continue as a going concern. Public and private debt and equity markets are not accessible now, or in the near term on reasonable terms for exploratory or development projects on the Joint Oil Block. Without access to third party financing or a party to assume the Joint Oil Block exploratory obligations, the Company may not be able to continue as a going concern. The Company's consolidated financial statements do not include any adjustments to the amounts and classification of assets (with the exception of an impairment in the second quarter of the Joint Oil component of the Exploration and Evaluation Assets) and liabilities that may be necessary should the Company be unable to continue as a going concern, and these adjustments may be material.

Management Comments

Jack Schanck, Sonde’s President and CEO, said, “Sonde generated $3.0 million of cash flow from operations in the third quarter. We are beginning to see the impact of our drilling, recompletion/workover programs, coupled with higher natural gas prices in Western Canada and the impact of our corporate cost reduction measures. Staff reductions, reductions in compensation, the renegotiation of commitments and focus on cost have improved our operating cost structure. We continue our efforts to support and protect shareholder value in these difficult economic times. We remain focused on oil related projects in Western Canada, and continue to improve our land position in areas with near-term oil resource potential quarter by quarter, with the current management team having amassed over 160,000 net acres of exploratory leases in the past two years. The shareholder value proposition from this program was demonstrated by our $75 million undeveloped land sale in the first quarter and we believe that others will see the value of our exploratory acreage accumulation.”
Mr. Schanck concluded with, “Our three oil wells at Michichi and the addition of waterflood oil reserves in the Mannville “I” pool are anticipated to provide operating cash flow and an increase in our debt capacity.  We currently have $25 million of cash and an undrawn credit line of $30 million. While Sonde’s management added a “going concern” emphasis paragraph to the second quarter’s financial statements and disclosures it is our belief that a resolution in North Africa will mitigate that issue on future financial statements.”

Business Overview and Future Strategy

The Company is focused on seeking sources of financing or investment for its three well exploratory obligation in North Africa and has requested that this obligation be deferred into the second phase of the exploration period of the Joint Oil Exploration Production and Sharing Agreement.  The exploration period would expire in December 2015. In Western Canada, Sonde is monitoring natural gas netback prices and is returning a significant percentage of shut-in natural gas production back online. Sonde has completed hook up of its three Michichi oil wells, recovered the frac fluid from two of the wells and begun on the third.

Sonde will monitor netbacks on existing production in the Central and Southern cash generating units and has continued to accumulate undeveloped acreage in the Montney (44,000 net acres), Duvernay (86,000 net acres) and Wabamun (51,000 net acres) plays.
Sonde continues to showcase its undeveloped acreage opportunities to attract investment or joint venture partners. Sonde reduced staff in the second quarter and lowered its third quarter general and administrative expense to $1.3 million. Sonde continues to seek ways to control costs and improve netback on its operations.

Sonde filed its third quarter unaudited financial statements, Management Discussion and Analysis with SEDAR and with the Securities and Exchange Commission on November 9, 2012.

Third Quarter Financial and Operational Review

($ thousands except per share and production amounts)
	2012	2012	%	2011	%
	Q3	Q2	Change	Q3	Change
Financial
Petroleum & natural gas sales(1)	6,436	6,314	--	10,279	(38)
Net Loss	(2,073)	(28,030)	93	(668)	210
Net Loss per share – basic and diluted	(0.03)	(0.45)	93	(0.01)	210
Funds from (used for) operations (2)	494	(1,267)	139	1,916	(74)
Funds from (used for) operations per share – basic and diluted(2)	0.01	(0.02)	--	0.03	--
Capital expenditures	14,716	7,632	93	20,854	(29)
Working capital surplus	21,211	34,865	(39)	(3,520)	703
Average shares outstanding	62,301	62,301	--	62,301	--
Production
Natural gas (mcf/d)	8,757	9,665	(9)	12,673	(31)
Crude oil (bbl/d)	523	554	(6)	631	(17)
Natural gas liquids (bbl/d)	172	191	(10)	203	(15)
Total (boe/d)	2,155	2,356	(9)	2,946	(27)
Pricing
Natural gas ($/mcf)(3)	2.36	2.10	12	3.92	(40)
Crude oil ($/bbl)(3)	77.09	67.10	15	81.90	(6)
Natural gas liquids ($/bbl) (3)	52.24	61.07	(14)	66.83	(22)
Average sales price ($/boe) (3)	32.46	29.33	11	39.01	(17)

(1) Petroleum and natural gas sales and realized gains on financial instruments.
(2) Non-IFRS measures.
(3) Excluding royalties and transportation costs.

For the three months, ended September 30, 2012, production averaged 2,155 boe/d. The decrease in production from the second quarter of 2012 is primarily due to decreased gas volumes due to gas wells being shut-in and natural decline, with few capital expenditures allocated to replacing gas production. The Company’s natural gas prices for the third quarter were in line with the AECO price of $2.34/mcf and the Company’s realized crude price were in line with the Edmonton Light of $86.08/ bbl.

The third quarter production revenue after transportation, royalties and realized hedging activities for the three months ended September 30, 2012, was $5.6 million compared to $5.5 million for the three months ended June 30, 2012. Sonde realized an average sales price of $32.46 including hedging activity per boe for the third quarter compared to $29.33 per boe in the second quarter of 2012 and $39.01 in the third quarter of 2011.

Combined operating and well workover expenses for the three months ended September 30, 2012 were $3.8 million or $19.31 per boe, compared to $4.2 million or $19.75 per boe in the three months ended June 30, 2012. Sonde continues to monitor costs and minimize operations that do not have an immediate economic impact.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures – This document contains references to funds from (used for) operations and funds from (used for) operations per share, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations and funds from (used for) operations per share are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures. Funds from (used for) operations should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance. In the funds from (used for) operations section of this MD&A, a reconciliation has been prepared of funds from (used for) operations to cash from operating activities, the most comparable measure calculated in accordance with IFRS. Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe"). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boes may be misleading, particularly if used in isolation. Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing  conversion ratio of 6:1 may be misleading as an indication of value.  Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”). Oil and natural gas liquids are expressed in barrels (“bbls”).

Forward Looking Information – This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the Company’s anticipated operational plans and activities including the Company’s development and exploration program in Western Canada, the exploration, development and drilling programs in North Africa, continued plans to seek financing through a partnering process in North Africa, planned capital expenditures and sources of funding, the strategy of Sonde and the expectation of improved future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, management's expectations regarding future growth, plans for and result of drilling activity, market conditions, availability of capital, future commodity prices and differentials and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; risks affecting Sonde’s ability to execute projects and market oil and natural gas; risks inherent in operating in foreign jurisdictions and negotiating with foreign governments; the ability to attract and retain key personnel; and the inability to raise additional capital. Additional assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)
Date:	November 9, 2012	By:	/s/ Kurt A. Nelson
Name: Kurt A. Nelson Title: Chief Financial Officer